July 30, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                           Jeffrey P. Riedler, Esq.

                                                                                  Johnny Gharib, Esq.

Re:	Ophthotech Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-36080

Ladies and Gentlemen:

We are submitting this letter in response to comments contained in a letter dated July 16, 2015 from Jeffrey P. Riedler, Assistant Director in the Division of Corporation Finance of the Staff (the “Staff”) of the Securities and Exchange Commission to Michael G. Atieh, Chief Financial Officer of Ophthotech Corporation (the “Company”).  For your reference, the Staff’s comments are reproduced in italics and the Company’s responses are set forth below each comment in standard type.

We note your disclosure regarding your patent portfolio which you have provided in bullet point format on page 49.  Please revise your disclosure regarding your patents and patent applications to provide the following information:

•                  Please specify which of your patents and patent applications are owned and which are licensed.  For the patents and patent applications which are licensed, please specify from whom they are licensed;

The Company plans to include in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 10-K”) expanded disclosure regarding which patent families (including patents and patent applications) are owned by the Company and which are in-licensed from third parties, including the name of the third party from whom such patents and patent applications are in-licensed.

•                  Please disclose in which jurisdictions your patents have been granted and which jurisdictions your patent applications are currently pending.  In this regard we note that you provide this information in some of your bullet points but not in others; and

The Company plans to include in its 2015 10-K revised disclosure indicating in which significant markets (including the United States, the European Union and Japan) patents in a particular patent family have been granted, and in which significant markets patent applications in a particular patent family are currently pending.  The Company believes that

Securities and Exchange Commission
July 30, 2015

the United States, the European Union and Japan are the most significant potential markets for the product candidates it is currently developing.  The Company also plans to identify in its revised disclosure those patent families for which patents have been granted or for which patent applications are currently pending, in additional jurisdictions other than the significant markets identified above.

•                  Please provide the expected expiration dates if your pending patent applications are approved.  Please provide this information separately from the expiration dates of your approved patents where applicable.

The Company plans to include in its 2015 10-K revised disclosure regarding the expected patent expiration dates for pending patent applications in the event that such patent applications are granted.  The Company plans to provide this information separately from the expected expiration dates of its approved patents.

In response to the Staff’s comments, the Company proposes to include revised disclosure substantially as set forth on Exhibit A hereto in its 2015 10-K.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings made pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”);

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to a filing made pursuant to the Exchange Act; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please do not hesitate to call the undersigned, at (212) 845-8230, or Todd Anderman, our Associate General Counsel, at (646) 753-8465.

Very truly yours,

/s/ Barbara A. Wood

Barbara A. Wood
Senior Vice President, General Counsel and Secretary

cc:	Michael G. Atieh
Wilmer Cutler Pickering Hale and Dorr LLP
Brain A. Johnson, Esq.

Exhibit A

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We seek to protect our proprietary position, among other methods and where patent protection is available, by filing U.S. and certain foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business, and by maintaining our issued patents. We also rely upon trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

Our patent portfolio includes the following:

•                  patents and patent applications in-licensed from Archemix:

•                  composition-of-matter patents covering Fovista, which have issued in the United States, the European Union, Japan and certain other jurisdictions, and which are expected to expire in the United States in 2017 and elsewhere in 2018;

•                  composition-of-matter patents covering Zimura, which have issued in the United States, the European Union, Japan and certain other jurisdictions, and which are expected to expire in Japan in 2026 and elsewhere in 2025; and composition-of-matter patent applications covering Zimura, which are pending in certain other jurisdictions, and which, if granted, are expected to expire in 2025; and

•                  patents covering the treatment of certain complement mediated disorders with Zimura, Zimura for use in a method of treating certain complement mediated disorders or a composition comprising Zimura for treating certain complement mediated disorders, which have issued in the United States, the European Union, Japan and certain other jurisdictions, and which are expected to expire in Japan and the United States in 2026 and elsewhere in 2025;

•                  patents and patent applications owned by Ophthotech:

•                  patents covering the treatment of wet AMD with a combination of Fovista and an anti-VEGF-A antibody or binding fragment thereof (such as Avastin or Lucentis), or the use of Fovista in the manufacture of a medicine for the treatment of wet AMD when administered with an anti-VEGF-A antibody or binding fragment thereof, which have issued in the United States, the European Union, Japan and certain other jurisdictions, and which are expected to expire in 2024; and patent applications covering the treatment of wet AMD with a combination of Fovista and an anti-VEGF-A antibody or binding fragment thereof or the use of Fovista in the manufacture of a medicine for the treatment of wet AMD when administered with an anti-VEGF-A antibody or binding fragment thereof, which are pending in certain other jurisdictions, and which, if granted, are expected to expire in 2024;

•                  patent applications covering the treatment of wet AMD with a combination of Fovista and Eylea, or the use of Fovista in the manufacture of a medicine for the treatment of wet AMD when administered with Eylea, which are pending in the United States, the

Exhibit A (cont.)

European Union, Japan and certain other jurisdictions, and which, if granted, are expected to expire in 2030;

•                  patents covering co-formulations of Fovista and an anti-VEGF-A antibody or binding fragment thereof, which have issued in the United States, Japan and certain other jurisdictions, and which are expected to expire in the United States in 2025 and elsewhere in 2024; and patent applications covering co-formulations of Fovista and an anti-VEGF-A antibody or binding fragment thereof, which are pending in the European Union and certain other jurisdictions, and which, if granted, are expected to expire in 2024;

•                  patents covering methods for treating AMD with a combination of Fovista and Macugen, which have issued in the United States, the European Union, Japan and certain other jurisdictions, and which are expected to expire in 2024; and patent applications covering methods for treating AMD with a combination of Fovista and Macugen, which are pending in certain other jurisdictions, and which, if granted, are expected to expire in 2024;

•                  patent applications covering co-formulations and other proprietary technology relating to Fovista, which are pending in the United States, the European Union, Japan and certain other jurisdictions, and which, if granted, are expected to expire in 2033;

•                  patent applications covering formulations and dosing regimens and other proprietary technology relating to Fovista, which are pending in the United States and under the Patent Cooperation Treaty system, and which, if granted, are expected to expire in 2034; and

•                  patent applications covering co-formulations and other proprietary technology relating to Zimura, which are pending in the United States and under the Patent Cooperation Treaty system, and which, if granted, are expected to expire in 2034.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended.

Similar provisions are available in the European Union and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product

Exhibit A (cont.)

candidates, including Fovista, receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. The expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

We may rely, in some circumstances, upon trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.